UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Kabushiki Kaisha Yaoko
(Name of Subject Company)

Yaoko Co., Ltd.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Yaoko Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Yaoko Co., Ltd.

Attn: Yusuke Fukasawa

1-10-1, Arajukumachi, Kawagoe, Saitama 350-1124, Japan

+81-49-246-7000

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following document is attached hereto as an exhibit to this form:

Exhibit No.	Description
99.1* 99.2

Press release dated January 14, 2025 titled “Notice Concerning Transition to Holding Company Structure through Sole-Share Transfer”

Press release dated May 30, 2025 titled “Notice of the 68th Annual General Meeting of Shareholders”

_________________

 *Previously furnished to the Securities and Exchange Commission on Form CB on January 14, 2025

(a)       N/A

Item 2. Informational Legends

A legend complying with Rule 802 under the Securities Act of 1933, as amended, has been included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X was previously filed with the Securities and Exchange Commission on January 14, 2025.

(2)	N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yaoko Co., Ltd.

By:	/s/ Masanobu Kamiike
Name: Masanobu Kamiike
Title: Senior Managing Director and Chief Director of Corporate Business management

Dated:	May 30, 2025

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